JDB CAPITAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CASH	$	20,237
OTHER ASSETS		4,938
	$	25,175

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	194
COMMITMENTS AND CONTINGENCIES (Notes 2 and 4)		
MEMBER'S EQUITY (Note 3)		24,981
	$	25,175

The accompanying notes are an integral part of this statement.